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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of January 2011

Commission File Number: 0-31100

KISKA METALS CORPORATION
Suite 575, 510 Burrard Street Vancouver, B.C. V6C 3A8

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑  Form 40-F ¨

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ¨  No  ☑

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):       82-

575-510 BURRARD STREET, VANCOUVER, BC, CANADA V6C 3A8 TEL: 604.669.6660 FAX: 604.669.0898 WWW.KISKAMETALS.COM TSX-V: KSK CONTACT: DREW MARTEL OR JASON WEBER

NEWS RELEASE

Kiska Consolidates Ownership of Kliyul Project, BC

KSK10-23

Vancouver, BC – September 7, 2010:  Kiska Metals Corporation (“Kiska” or the “Company”) has completed three separate purchase agreements to acquire the property interests of Rio Tinto Exploration Canada Inc. (“Rio Tinto”; 45%), First Majestic Silver Corp. (30%) and Daylight Energy Ltd. (25%) in the Kliyul porphyry copper-gold project located in north-central British Columbia.  Additionally, the property has been expanded with the purchase of a mineral claim held by Norwest Enterprises Inc. These transactions result in Kiska obtaining a 100% interest in the 45.3 sq. km property subject only to a 1.5% Net Smelter Royalty reserved for Rio Tinto. The property is situated 200 kilometres northwest of Mackenzie and 60 kilometres southeast of the Kemess South Mine.

“Now that these transactions are complete, Kiska will be able to follow up on two promising drillholes completed in 2006. One of these holes returned 0.23% copper and 0.52 g/t gold over a core length of 218 metres, which compares favourably with the grade of significant porphyry deposits in this part of the Quesnel Terrane,” stated Jason Weber, President and CEO of Kiska. “Future exploration on the property will benefit from its opportune location five kilometres south of the access road and power-line connected to the Kemess South Mine.”

Kliyul Property Description

Rio Tinto’s interest in the property dates back to 1970 when its predecessor company, Kennecott Explorations, staked the KLI claims to cover gossanous exposures. Kennecott made the project available to Kiska in 2005 (then operating as Geoinformatics) under a larger strategic alliance. Previous exploration had focussed on the Kliyul magnetite-pyrite-chalcopyrite “skarn” where drilling had intersected copper-gold mineralization associated with a geophysical magnetic high. Noting that historic drilling on the Kliyul magnetite skarn was restricted to within 100 vertical metres of surface, Geoinformatics drilled two deeper holes targeted at a magnetic high anomaly from 3-D inversions of historic magnetic data. The most significant intercept occurred in hole KL06-30, which returned 217.8 metres of 0.23% copper and 0.52 g/t gold from a hole depth of 22.0 metres including 0.30% copper and 0.81g/t gold over the bottom 131.8 metres of this interval. The hole was drilled to a depth of 325.37 metres ending in mineralization with the last two samples averaging 0.31% copper and 1.30 g/t gold over 4.37 metres. Hole KL06-31 returned a number of shorter intervals of similar tenor of mineralization highlighted by 24 metres of 0.20% copper and 0.44 g/t gold, 32 metres of 0.21% copper and 0.62 g/t gold and 20 metres of 0.14% copper and 1.21 g/t gold.

Early interpretation of the mineralization at Kliyul was classified as skarn, however, Kiska’s 2009 field visit to the property, including an examination of the 2006 core, suggests that the mineralization is more consistent with a porphyry model akin to other deposits in this part of the Quesnel Terrane including Mt. Milligan (NI 43-101 compliant measured and indicated resource of 707 million tonnes @ 0.18% copper, 0.33 g/t gold), Kemess South (1998-2007 production of 161 million tonnes @ 0.228 copper, 0.711 g/t gold), Kemess North (NI 43-101 compliant measured and indicated resource of 719 million tonnes @ 0.15% copper, 0.30 g/t gold), and Kwanika (NI 43-101 compliant indicated resource of 183 million tonnes @ 0.29% copper, 0.28 g/t gold) deposits. A large exposure of strong quartz-sericite-pyrite (phyllic) alteration associated with a linear airborne magnetic high several kilometers long indicates that the mineralized system is much more extensive than has been effectively explored to date. The copper-gold core of the Kliyul porphyry system would be expected to lie in the valley bottom inboard of this strong phyllic alteration. The original discovery and shallow drilling focused where the target quartz-magnetite-chalcopyrite-pyrite mineralization comes to surface and soil geochemistry was effective. Exploration potential is high to the east and west of main drilling where target areas are masked by thin glacial and alluvial sediments or phyllic altered intrusive and volcanic rocks.

Current Exploration Plans

Kiska will initiate a field program in September with the primary goal to confirm early interpretation of the geological model by re-logging core that can be recovered from earlier drilling campaigns and field checking earlier mapping.

Qualified Person Statement

The content of this release has been reviewed and approved by David A. Caulfield P. Geo., Director of Business Development of Kiska Metals Corporation. Mr. Caulfield is a Qualified Person as defined under the terms of National Instrument 43-101.

About Kiska Metals Corporation

Kiska Metals Corporation is a mineral exploration company focused on advancing the Whistler Project, Alaska, which includes a multi-million ounce gold-copper resource and excellent exploration potential. Kiska has renowned technical expertise and a quality exploration portfolio with numerous early stage exploration opportunities around the world, some held in partnership with a selection of the world’s largest and most successful gold and base metal producers.

On behalf of Kiska Metals Corporation

“Jason Weber”

Jason Weber, P.Geo., President & CEO

CAUTIONARY STATEMENT: No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein. This News Release includes certain "forward-looking statements". Other than statements of historical fact, all statements included in this release, including, without limitation, statements regarding future plans and objectives of Kiska Metals Corporation, are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from Kiska's expectations are the risks detailed herein and from time to time in the filings made by Kiska Metals Corporation with securities regulators. Those filings can be found on the Internet at http://www.sedar.com and http://www.sec.gov/edgar.